EX-99.B-77C



SUB-ITEM 77C:  Submission of matters to a vote of securityholders

                          SHAREHOLDER MEETING RESULTS


On January 20, 2005, a special shareholder meeting (the "Meeting") for W&R Target Small Cap Value Portfolio, a series of W&R Target Funds, Inc., was held at the offices of Waddell & Reed Financial, Inc., 6300 Lamar Avenue, Overland Park, Kansas, 66202. The Meeting was held for the following purpose (and with the following results):

Proposal 1:    To approve a sub-advisory agreement between Waddell & Reed
Investment Management Company and BlackRock Financial Management, Inc. with respect to W&R Target Small Cap Value Portfolio.

          For                 Against             Abstain
   6,829,230.012         110,582.412         351,853.979